Museum Tower

150 West Flagler Street, Suite 2200

Miami, FL 33130

(305) 789-3200

stearnsweaver.com

November 3, 2017

Ms. Kim McManus

Senior Counsel

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Bluegreen Vacations Corporation

Registration Statement on Form S-1

Filed October 23, 2017

File No. 333-221062

Dear Ms. McManus:

We are providing this letter on behalf of our client, Bluegreen Vacations Corporation (the “Company”), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter to Shawn B. Pearson, dated November 2, 2017 (the “Comment Letter”), relating to the Company’s above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”). Set forth below are the Company’s proposed responses to the Staff’s comments in the Comment Letter. For convenience, the Staff’s comments are repeated below in bold, in each case, followed by the Company’s response to the comment. The Company expects to electronically file the Response Letter and Amendment No. 1 to the Registration Statement with the Commission on November 7, 2017.

Business, page 67

1.	We note your response to comment 9. On page 20 you describe risks that may result if the company does not continue to participate in exchange networks and other strategic alliances, such as the RCI exchange network and strategic arrangement with Choice Hotels. Please tell us if the company pays fees, separate from the fees charged to Vacation Club owners, in connection with any exchange or for the ability to include these properties in your exchange network.

The Company acknowledges the Staff’s comment and notes that it has participated in the Resort Condominiums International, LLC (“RCI”) exchange network or had a similar arrangement with RCI for over twenty years (which includes several periodic renewals). In addition, as described in the Registration Statement, the Company’s relationship with Choice Hotels (“Choice”) was recently extended for an additional fifteen years. While the Company pays fees to RCI and Choice Hotels pursuant to its arrangements with them, the Company believes that the incremental costs to the Company of these arrangements, individually and in the aggregate, are immaterial. Further, while the Company believes that access to the resorts and other properties available to Vacation Club owners as a result of the Company’s arrangements with RCI and Choice is attractive to potential VOI buyers, actual utilization of these relationships by Vacation Club owners represents a relatively low percentage of overall stays by Vacation Club owners.

Vacation Club Resorts, page 69

2.	We note your response to comment 10. Please revise footnote 4 to clarify that the services provided to La Cabana Beach Resort & Casino are similar in nature, but less extensive, than services provided pursuant to resort management agreements to the other properties managed by you.

In response to the Staff’s comment, the Company will revise the footnote to read as follows:

(4)	This resort is managed by Casa Grande Cooperative Association I, which has contracted with Bluegreen Resorts Management to provide management consulting services to the resort. The services provided by Bluegreen Resorts Management to this resort pursuant to such agreement are similar in nature to, but less extensive than, the services provided by us or our subsidiaries to the other resorts listed in the table as “Managed by Us.”

Executive Compensation, page 90

3.	We note your revised disclosure on page 93 in response to comment 13. Please revise to provide additional detail regarding the material terms of the employment agreement, such as any termination provisions. Please also file a copy of the employment agreement as an exhibit.

In response to the Staff’s comment, the Company notes that it does not have an employment agreement with its Chief Executive Officer and will revise the disclosure in the Registration Statement to include a statement to that effect.

Exhibits

Draft Legal Opinion

4.	We note that your draft legal opinion assumes that the A&R Articles will be filed with the Florida Department of State prior to closing. Since the legal opinion opines that the company is validly existing and the securities are duly authorized, it appears that this assumption is inappropriate. See Staff Legal Bulletin No. 19. Please have counsel revise its opinion to remove this assumption or tell us why you believe it is appropriate.

In response to the Staff’s comment, the legal opinion to be filed with the Registration Statement will be revised so that the assumption regarding the filing of the A&R Articles with the Florida Department of State will not apply to the opinion related to the shares to be sold by the selling shareholder. We would note such assumption will be made with respect to the opinion related to the shares to be issued by the Company as the due authorization and valid issuance of such shares requires the filing of the A&R Articles in order to increase the authorized shares of the Company’s common stock.

Supplemental Information

In addition, as previously discussed with the Staff, we are supplementally providing the accompanying pages to the Registration Statement, marked to indicate changes from the Registration Statement as filed with the Commission on October 23, 2017. The pages supplementally attached hereto include changes to update the interim period financial statements included in the Registration Statement from the six months ended June 30, 2017 to the nine months ended September 30, 2017.

We are also supplementally providing the Staff with support for its anticipated regular quarterly cash dividends of $0.15 per share (the “Supplemental Dividend Support”). This is the amount that will be set forth in the Registration Statement as the Company’s expected regular quarterly cash dividend commencing in the first quarter of 2018. In accordance with Rule 418 of the Securities Act of 1933, as amended, the Company requests that such Supplemental Dividend Support be returned promptly following the completion of the Staff’s review thereof.

If you have any questions or require any additional information, please feel free to contact me at (305) 789-3500. Thank you for your assistance.

Sincerely,

/s/ Alison W. Miller
Alison W. Miller

Enclosure

cc:	Via E-mail

Shawn B. Pearson

Anthony M. Puleo

Christopher D. Lueking